STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.    Tel: +44 207 611 8960
Aldwych House             Fax: +44 207 611 8965
71-91 Aldwych             www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

             OSLO BORS CLOSES INVESTIGATION - NO ACTIONS TO BE TAKEN

London - September 18, 2006 - Stolt-Nielsen S.A. (Nasdaq NM: SNSA; Oslo Stock
Exchange: SNI) today announced that it has received notification from the Oslo Bors that the Oslo Bors has completed its investigation of SNSA's duty of disclosure regarding the status of the amnesty agreement between the U.S. Department of Justice's (DOJ) and a subsidiary of SNSA after letters sent by the DOJ on April 8, 2003 and March 2, 2004. The Oslo Bors has stated it will take no further actions in this matter.

Stolt-Nielsen S.A. originally disclosed the investigation by the Oslo Bors in press releases on July 3, 2006 and July 6, 2006. At the time SNSA said it welcomed and would fully cooperate with the Oslo Bors's inquiry.

The investigation by the Oslo Bors was instigated as a result of allegations in press reports by a Norwegian newspaper, Dagens Naeringsliv. In its July 3, 2006 press release, SNSA stated it felt that the press reports' allegations were false and misleading, as it had documented to the newspaper prior to the publication of the allegations.

CONTACT:
Richard M. Lemanski
U.S. 1 203 299 3604
rlemanski@stolt.com

Jan Chr. Engelhardtsen
UK 44 20 7611 8972
jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business;

                                                    [LOGO OF STOLT-NIELSEN S.A.]

the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.